MAG Silver Corp.

For Immediate Release

February 26, 2007

MAG SILVER ANNOUNCES BOARD APPOINTMENT

AND ISSUES STOCK OPTIONS

Vancouver, B.C… MAG Silver Corp (TSXV: MAG) Dan MacInnis, President and CEO of MAG Silver Corp. is pleased to announce the appointment of Jonathan Rubenstein to its Board of Directors effective immediately.

“MAG is delighted that Mr. Rubenstein has agreed to join our board. His background and substantial experience in the mining sector will be an invaluable asset to MAG Silver”, stated Dan MacInnis, President and CEO of MAG Silver; “Mr. Rubenstein’s addition to the board comes at a most significant time in the company’s growth. We are looking forward to working with him”

Mr. Rubenstein is Vice President, Corporate Secretary and a Director of Andagan Resource Corp. In 2001 Mr. Rubenstein was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary as the company acquired, explored and developed its Onça Puma nickel deposit in Brazil. Mr. Rubenstein was instrumental in the negotiations for the 2005 acquisition of Canico by CVRD of Brazil for $941 million. As Vice President, Corporate Affairs for Sutton Resources, he also played a key role in negotiating the $525 million takeover of that company by Barrick Gold Corporation in 1999. He had practised law until 1993 and has been a mining executive since that time. He is also on the board of Cumberland Resources, Redcorp Ventures and Aurelian Resources.

The Board of Directors has also, subject to regulatory approval, granted Mr. Rubenstein as a new director an incentive stock option to purchase an aggregate of 200,000 common shares. The options are exercisable until February 23, 2011 at an exercise price of $8.80 per share. The options were granted under the Company’s Incentive Stock Option Plan.

About MAG Silver Corp: (www.magsilver.com):

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG’s exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. We are committed to the discovery of silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG has recently issued press releases regarding significant drill intercepts on their Juanicipio Joint Venture with Industrias Peñoles and on the Batopilas Project. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

MAG Silver Corporation, Suite 328, 550 Burrard Street, Vancouver B.C., Canada V6C 2B5. Tel. 604-630-1399. www.magsilver.com

On behalf of the Board of

MAG SILVER CORP.

"Dan MacInnis" P.Geo.

Director, President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Investors are urged to consider closely the disclosures in our public reports available through the internet at www.sec.gov/edgar.shtml and www.sedar.com.